September 15, 2015

VIA EDGAR Mr. Jay Williamson Senior Counsel United States Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

RE:               Dividend and Income Fund (the "Fund")
Post-Effective Amendment No. 1 to Registration Statement on Form N-2
File Numbers 333-203126; 811-08747
Dear Mr. Williamson:
On behalf of the Fund, by this letter, we hereby respond to one follow-up comment received from you on September 15, 2015, regarding Post-Effective Amendment No. 1 to the Fund's Registration Statement on Form N-2 (the "Registration Statement").
The Fund understands that:  (1) should the Securities and Exchange Commission (the "SEC") or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the SEC from taking any action with respect to the filing; (2) the action of the SEC or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (3) the Fund may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.
Your comment and the Fund's response are set forth below.  Capitalized terms used in this response letter but not defined herein shall have the same meaning as in the Registration Statement.

N-CSRS
1.
Comment:  The staff is re-issuing Comment #3 given on September 4, 2015, and asking for additional disclosure in future filings to describe the investments and/or factors that drove the $5.3 million in unrealized depreciation for the six months ended June 30, 2015.  For example, it is unclear from the model disclosure provided whether particular investments or sector exposure contributed to this amount.  Please provide a revised draft of the model disclosure you intend to use, based on June 30, 2015 figures.

Response: The following sets forth the pertinent part of the June 30, 2015 N-CSRS shareholder letter, with proposed enhanced model disclosure added (Note: underlined text was added in response to comment received on September 4, 2015; italicized text is added in response to the re-issued comment above):
In view of these economic developments, the Fund's strategy in the first half of 2015 was to emphasize large, quality companies across a broad array of industries. Generally, the Fund held income generating equity securities to augment the Fund's net investment income, sold investments that had appreciated to levels reflecting full valuation, and reviewed the investment thesis on holdings whose market values had declined. Accordingly, in the first six months of 2015, the Fund's net investment income, net realized gain on investments, and unrealized depreciation on investments were, respectively, $1,380,081, $3,565,824, and $5,336,757, which contributed significantly to the Fund's net asset value return of 0.16%, including the reinvestment of dividends.  Profitable sales in the first half of 2015 of holdings of shares of Medtronic PLC in the healthcare sector and Enbridge Inc. in the energy sector were notable contributors to net realized gain on investments. Although no particular investment or sector was responsible for the majority of the unrealized depreciation on investments in the period, significant contributors were declines in prices for the Fund's holdings of shares of CenturyLink Inc., which underperformed its communications sector, and Rayonier Advanced Materials Inc., which underperformed its basic materials sector.  The Fund's market return, also including the reinvestment of dividends, was (1.23)%. Generally, the Fund's total return on a market value basis will be lower than total return on a net asset value basis in periods where there is an increase in the discount or a decrease in the premium of the market value to the net asset value from the beginning to the end of such periods. For comparison, in the same period, the S&P 500 Index total return was 1.23% and the BofA Merrill Lynch US High Yield Master II Total Return Index returned 2.49%. The indexes are unmanaged and do not reflect fees and expenses, nor are they available for direct investment.
At June 30, 2015, the Fund's portfolio included over 100 securities of different issuers, with the top ten amounting to approximately 17% of total assets. At that time, the Fund's investments totaled approximately $160 million, reflecting the use of about $23 million of leverage on net assets of about $137 million. Income generating equity and other assets comprised over 98% of the investment portfolio, with the balance represented by fixed income securities. As the Fund pursues its primary investment objective of seeking high current income, with capital appreciation as a secondary objective, these holdings and allocations are subject to change at any time.

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Please contact the undersigned at (608) 284-2226 should you have additional questions or comments regarding this filing.
Very truly yours, GODFREY & KAHN, S.C. /s/ Pamela M. Krill Pamela M. Krill

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